

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Stephen W. Lake, Esq.
Senior Vice President, General Counsel &
Assistant Secretary
ONE Gas, Inc.
100 West 5th Street
Tulsa, Oklahoma 74103

  Re: **ONE Gas, Inc.**
    Registration Statement on Form 10-12B
    Filed October 1, 2013
    File No. 001-36108

Dear Mr. Lake:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

2. Please provide disclosure required by Item 9 of Form 10 and Item 201(a)(2) of Regulation S-K.

Exhibit 99.1 – Preliminary Information Statement of ONE Gas, Inc., subject to completion, dated October 1, 2013

Summary, page 1

Our Strategy, page 5

3. Please elaborate upon the strategies that you discuss under the header of "Increase Our Achieved ROE" to explain how these strategies will achieve your stated business objective.

The Separation, page 7

4. Please expand the disclosure in your Information Statement to describe the material assets and liabilities that will be transferred to you by ONEOK.

5. As a related matter, please tell us how you arrived at the amount of the distribution to be paid to ONEOK.

What are the U.S. federal income tax consequences of the distribution?, page 13

6. Please disclose here, as you do elsewhere, that these conditions are waivable by ONEOK.

Terms of the Separation, page 17

Conditions to the distribution, page 18

7.   We note your statement that the conditions listed are subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by ONEOK. We further note that the conditions that must be met or waived include that the SEC has declared effective your registration statement on Form 10 and that you have mailed the Information Statement to the holders of ONEOK's common stock. Please confirm to us your understanding that such conditions must be satisfied for you and ONEOK to rely on our position set forth in Staff Legal Bulletin No. 4.

ONE Gas Debt, page 19

8. Where you discuss the amount of debt to be incurred in connection with the separation, please also disclose the amount of existing debt that will continue to be held by you. Specifically, please disclose the amounts outstanding under the long-term line of credit and the short-term note due to ONEOK and the impact the separation will have on those amounts due.

Risk Factors, page 24

9. Please delete the second to last sentence of the first paragraph under this heading, which suggests that other unknown or immaterial risks may also adversely affect your business. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

The Separation, page 42

Incurrence of Debt, page 44

10. We note your disclosure regarding the indebtedness you expect to incur in connection with the separation and the subsequent debt exchange by ONEOK. Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including the financing arrangements.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 44

11. We note that the condition of ONEOK's receipt of an IRS private letter ruling may be waived by ONEOK. If ONEOK waives such condition and the change in tax consequences is material to ONEOK's shareholders, please tell us how ONEOK intends to communicate such change in tax consequences to its shareholders.

12. We note the statement at the bottom of page 41 that you undertake no obligation to publicly update or revise any forward-looking statements. We also note the forward-looking statement that ONEOK expects to receive a tax opinion from its tax counsel. If ONEOK has not received the tax opinion on the date of the Information Statement, does not obtain the tax opinion prior to the distribution, and the change in tax consequences is material to ONEOK's shareholders, then please tell us how ONEOK intends to communicate such change in tax consequences to its shareholders.

Conditions to the Distribution, page 48

13. Please disclose any material termination fees should ONEOK cancel the distribution.

Dividend Policy, page 51

14. Please update your disclosure to include any dividend restrictions pursuant to your new debt agreements, once known.

15. Considering it would appear that ONEOK, Inc. has previously declared dividends, disclose this fact and explain how such amounts were determined with a view to explaining whether any amounts you might pay would be based upon similar or different

considerations. Clarify whether ONEOK has historically had sufficient earnings to pay dividends or whether they used borrowings. Discuss these assumptions and considerations in your Management's Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties or are otherwise material to an understanding of your business, results of operations and financial condition.

Selected Historical and Pro Forma Financial Data, page 53

16. Please revise to disclose pro forma earnings per share. In doing so, please provide a footnote explaining why you do not present earnings per share for the historical periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

17. Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

- Include economic or industry-wide factors relevant to your business, such as the price of natural gas;

- Serve to inform readers about how you earn revenues and income and generate cash;

- Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties, like those arising as a result of environmental legislation; and

- Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance by discussing, as an example only, weather-related trends.

18. Please expand your discussion of capital expenditures to disclose how much you have spent and anticipate spending in 2013 and how you intend to finance such expenditures following the spin-off.

Financial Results and Operating Information

Six Months Over Six Months Results of Operations, page 56

Year-Over-Year Results of Operations, page 59

19. You present amounts for fixed and variable margin within your schedule of Net Margin, Excluding Other Revenues on pages 57 and 59. Please tell us and disclose what these amounts are comprised of, how they assist you in analyzing the results of operations, and what information you believe a reader should be aware of based on your analyses.

Contractual Obligations, page 65

20. You disclose within footnote (a) of your contractual obligations table that you have excluded fixed-price contracts for firm transportation and storage capacity, as well as fixed- and variable-price natural gas purchase commitments as they are recoverable through rates. Item 303(A)(5)(i) of Regulation S-K permits the disaggregation of the categories of contractual obligations, but the presentation must include all obligations of a registrant that fall within the categories specified therein. If our understanding that the aforementioned contracts and commitments fall within the categories of Item 303(A)(5) is correct, please revise to include the related expected payments due for each period presented. If our understanding is incorrect, please advise.

21. Based on the amounts seen in your financial statements, it appears your schedule of contractual obligations does not include interest on long-term obligations. To the extent these are a material cash commitment, please revise to include them. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table.

22. Please tell us how you considered expected contributions to fund benefit plan obligations for inclusion within your disclosure of contractual obligations. These amounts may be included within the table or disclosed in a footnote to the table.

Competitive Benchmarking, page 94

23. Please describe the "Committee's established parameters" referenced in the second to last and last paragraphs on page 94.

Determination of Compensation—Historical, page 97

24. We note that ONEOK's Compensation Committee made a subjective determination of the achievement of the individual performance criteria described on page 95 and internal equity considerations to award compensation to certain named executive officers in fiscal

2012. Please clarify what the Committee considered in making its determination, why they took into account those particular performance measures, and whether you would expect ONE Gas's Compensation Committee to similarly take such measures into account.

Certain Relationships and Related-Party Transactions, page 107

Agreements with ONEOK, page 107

25. We note your disclosure that the terms of the agreements that will be in effect following the distribution have not yet been finalized. Please tell us how ONEOK intends to communicate any such material changes to its shareholders.

Description of ONE Gas Capital Stock, page 115

Other Rights, page 115

26. We note your statement that "[u]pon completion of the distribution, all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Where You Can Find More Information, page 123

27. Here and elsewhere in your Information Statement, you state each such statement is qualified in all respects by reference to the applicable contract or document. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Balance Sheet, page F-5

1. Basis of Presentation, page F-7

2. Pro Forma Adjustments, page F-8

28. Please refer to pro forma adjustment (b). You disclose on pages F-7 and F-8 that you expect certain assets and liabilities related to employee benefit plans and postretirement benefit plans to be transferred to you by ONEOK. Please tell us and disclose whether you will sponsor benefit plans that certain of your current or former employees will participate in subsequent to the separation or if they will participate in plans sponsored by ONEOK.

29. Please revise or tell us and disclose how the pro forma adjustments pertaining to the expected transfer of certain assets and liabilities related to employee benefit plans and postretirement benefit plans disclosed on pages F-7 and F-8 are factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. In doing so, tell us whether these amounts are specified in an agreement with ONEOK or whether you expect these amounts will be specified in such an agreement prior to your request for effectiveness.

30. Please refer to pro forma adjustment (f). Please explain to us in detail the basis for using a weighted average interest rate of 4.6%. In this regard, we note your statement that the actual interest rates upon issuance may be higher or lower. If this is not your current interest rate or the interest rate specified in a commitment for your $1.2 billion debt issuance, please disclose in better detail both within this footnote and in the introduction on page F-2 your basis for using a rate of 4.6% and the anticipated effects of the current interest rate environment.

ONE Gas, Inc. Audited Historical Balance Sheet, page F-10

General

31. Please update the financial statements of the successor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness.

32. Please refer to the Description of Business in Note 1. Please revise to state, if true, that you have incurred no income or expense, as we believe this clarifies for your readers why you have not presented a statement of operations.

33. Please tell us whether you will consummate the "reorganization," as defined on page 7, prior to, at the time of, or after requesting effectiveness. Also tell us whether you intend to present separate financial statements for the predecessor and successor at the time of requesting effectiveness.

ONE Gas Predecessor Annual Audited Financial Statements, page F-13

Notes to Financial Statements, page F-19

Note 1. Summary of Significant Accounting Policies, page F-19

34. You disclose on page 13 that the declaration and payment of dividends by you in the future will depend on many factors, including capital requirements, debt covenants, legal requirements and regulatory constraints. Please describe to us and disclose any restrictions limiting the payment of dividends as required by Rule 4-08(e) of Regulation S-X.

35. We note your disclosure on page F-19 regarding your organization, basis of presentation, and that your financial statements are comprised of the natural gas distribution business of ONEOK, including Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service. Please tell us why you believe your financial statements should or should not be referred to as either consolidated or combined financial statements, as well as what consideration you gave to disclosing your principles of consolidation or combination as required by Rule 4-08(a) of Regulation S-X.

36. You disclose on page F-24 that you are not able to estimate reasonably the fair value of the asset retirement obligations for portions of your assets because the settlement dates are indeterminable. Please revise to disclose a general description of the asset retirement obligations and associated long-lived assets that you have identified as required by ASC 410-20-50-1(a). Furthermore, please also revise to disclose the reasons you believe the settlement dates of the asset retirement obligations identified are indeterminable as required by ASC 410-20-50-2.

37. We note your disclosure regarding the collection through rates of estimated removal costs and your related accounting on page F-24 and have the following comments:

   - Please tell us whether the estimated removal costs you collect through rates are set by your tariff through approved composite depreciation rates containing a removal and non-removal component of depreciation or if you estimate an amount which is subject to consideration as part of future rate cases in a different manner as well as how the amount is estimated.

   - Please explain or confirm that all non-legal removal costs collected in excess of related removal costs incurred are recorded as a regulatory liability.

   - As you have not recognized any asset retirement obligations due to uncertainty regarding settlement dates, please explain to us your accounting for removal costs collected through rates related to legal obligations. Refer to ASC 980-410-25-2.

   - Please explain in greater detail your disclosure that your regulatory authorities have not required you to quantify removal costs collected in excess of costs incurred, as well as your disclosure that these costs are addressed prospectively in depreciation rates set in each general rate order.

   - Please explain in greater detail your statement that you have made an estimate of your regulatory liability using current rates. If this statement is meant to convey that cost of removal rates are applied against depreciable utility plant using the most recently approved composite depreciation rates, please advise.

   - Please explain in greater detail your statement that significant uncertainty exists regarding the ultimate determination of this liability including the clarification of

> regulatory intent. A discussion of the uncertainties would assist our understanding.

Note 4. Regulatory Assets and Liabilities, page F-27

38. You disclose on page F-28 that your base rates do not generally provide for a return on investment for amounts you have deferred as regulatory assets. Please revise to disclose whether this statement is applicable to all regulatory assets, or clearly indicate which regulatory assets are or are not earning a return during the recovery period. Refer to ASC 980-340-50-1.

ONE Gas Predecessor Unaudited Interim Financial Statements, page F-37

General

39. Please apply the comments we issued on your annual financial statements to your interim financial statements, where applicable.

40. Please update the financial statements of the predecessor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

                        Sincerely,

                        /s/ Mara L. Ransom

                        Mara L. Ransom
                        Assistant Director

cc: Frank E. Bayouth, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP